111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

April 12, 2021

VIA EDGAR CORRESPONDENCE

Elena Stojic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund III (the “Trust”)
File Nos. 333-176976; 811-22245

Dear Ms. Stojic:

This letter responds to your comments, provided by telephone, regarding the registration statement originally filed on Form N-1A for First Trust Exchange-Traded Fund III (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 14, 2020 (the “Registration Statement”). The Registration Statement relates to the First Trust New York Municipal High Income ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fee Table

Please confirm that the fee waiver is at least one year from the effective date of the Registration Statement. Additionally, if there is any opportunity for recoupment, please disclose in the prospectus.

Response to Comment 1

The fee waiver agreement will be in effect for at least one year following the effectiveness of the Registration Statement. Additionally, there is no opportunity for recoupment.

Comment 2 – Principal Investment Strategies

Please clarify whether the disclosure relating to “New York income taxes” refers to state, city or both types of income tax. If investors would be subject to New York City income tax, please be sure to address in the tax section.

Response to Comment 2

“New York income taxes” refers to New York State and New York City income taxes. Disclosure has been added to the section entitled “Principal Investment Strategies” to clarify in accordance with the comment. Additionally, the section entitled “New York Tax Status” has been completed in the prospectus and Statement of Additional Information (“SAI”).

Comment 3 – Principal Investment Strategies

Please provide a brief explanation of “pre-refunded” and “escrowed to maturity bonds.”

Response to Comment 3

The following disclosure has been added to the section entitled “Principal Investment Strategies:”

Pre-refunded bonds are bonds that have been refunded to a call date prior to the final maturity of principal, or, in the case of pre-refunded bonds commonly referred to as “escrowed-to-maturity bonds,” to the final maturity of principal, and remain outstanding in the municipal market.

Comment 4 – Principal Investment Strategies

The Staff requests an explanation if there any areas of initial finance that will have significant exposure such as airports or toll roads, that may have been affected by the COVID-19 pandemic. If so, please consider the need for more tailored risk disclosure and strategy disclosure on how the Fund will evaluate and value these investments.

Response to Comment 4

The Fund does not expect to have significant exposure to these areas, however, because of the impact of the COVID-19 pandemic on the municipal securities market, the following disclosure has been added to the end of the “Municipal Securities Risk:”

Due to the COVID-19 pandemic, the risks of the municipal securities market have been magnified. The costs associated with combating the pandemic and the negative impact on tax revenues has adversely affected the financial condition of many states and political subdivisions. These risks may also adversely affect several sectors of the municipal bond market, such as airports, toll roads, hospitals and colleges, among many others. The full impact of the COVID-19 pandemic on state and political subdivisions’ ability to make payments on debt obligations is impossible to predict, but could negatively impact the value of bonds, the ability of state and political subdivisions to make payments when due and the performance of the Fund.

Comment 5 – Principal Risks

The Staff notes the risks are currently in alphabetical order. Please consider ordering the risks to prioritize those that are most likely to adversely the affect the Fund’s NAV, yield and total return.

Response to Comment 5

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 6 – Principal Risks

In the “Custodial Receipts Trust Risk,” there is a reference to “inverse floater securities.” Please disclose “inverse floater securities” in the section entitled “Principal Investment Strategies.”

Response to Comment 6

The Fund respectfully declines to revise the disclosure as requested by the Staff. The Fund does not anticipate that it will have significant investments in custodial receipts. Therefore the “Custodial Receipts Trust Risk” has been moved to the section entitled “Risks of Investing in the Fund – Non-Principal Risks” and references to custodial receipts have been removed from the sections entitled “Principal Investment Strategies” and “Fund Investments – Principal Investments.”

Comment 7 – Principal Risks

The Staff notes the Fund’s “Derivatives Risk,” but there is no corresponding disclosure in the section entitled “Principal Investment Strategies.” The Staff requests clarification if this relates to the “Custodial Receipts Trust Risk” or if the risk should be removed because it is not material.

Response to Comment 7

Investing in derivatives is not part of the Fund’s principal investment strategies, and therefore the “Derivatives Risk” has been moved to the section entitled “Risks of Investing in the Fund – Non-Principal Risks.”

Comment 8 – Principal Risks

Similar to the Derivatives Risk, please confirm that the “Index Constituent Risk” is a principal risk and should be disclosed. Otherwise, please remove the risk.

Response to Comment 8

In accordance with this comment, “Index Constituent Risk” has been moved to the section entitled “Risks of Investing in the Fund – Non-Principal Risks.”

Comment 9 – Principal Risks

The Staff notes that the first sentence of the “Industrial Development Bond Risk” describes these types of bonds. Please move this sentence to the section entitled “Principal Investment Strategies,” rather than keeping it as risk disclosure.

Response to Comment 9

The referenced disclosure has been moved in accordance with this comment.

Comment 10 – Principal Risks

The Staff notes the Registration Statement discloses a “State-Specific and U.S. Territories’ Concentration Risk.” The Staff requests that any state-specific risk associated with Puerto Rico, the U.S. Virgin Islands or Guam should also be disclosed.

Response to Comment 10

In accordance with this comment, the “Puerto Rican Municipal Securities Risk” has been moved to the principal risk sections.

Comment 11 – Principal Risks

The Staff notes “Zero Coupon Bond Risk” is listed as a principal risk. Please consider whether this should be disclosed in the section entitled “Principal Investment Strategies” as well.

Response to Comment 11

Investing in zero coupon bonds is not part of the Fund’s principal investment strategies, therefore the “Zero Coupon Bond Risk” has been moved to the section entitled “Risks of Investing in the Fund – Non-Principal Risks.”

Comment 12 – Fund Investments

The prospectus states, “In addition, Municipal Securities include securities issued by tender option bond (“TOB”) trusts and custodial receipt trusts, each of which are investment vehicles the underlying assets of which are municipal bonds.” The Staff requests that tender option bonds be disclosed in the summary strategy section of the prospectus. Additionally, in supplemental correspondence, please confirm that if these are included in the Fund’s 80% test, they should be valued at market value instead of notional value.

Response to Comment 12

The Fund respectfully declines to revise the disclosure as requested by the Staff. The Fund does not anticipate that it will have significant investments in TOB trusts. Therefore, the reference to TOB trusts has been removed from the section entitled “Fund Investments – Principal Investments.” Additionally, the Fund confirms that these securities will be valued at market value instead of notional value for purposes of the Fund’s 80% test.

Comment 13 – Fund Investments

The Staff notes that the Pre-Refunded and Escrowed-to-Maturity Bonds section states, “In escrow funds for ETM refunded municipal bonds, the maturity schedules of the securities in the escrow funds match the regular debt-service requirements on the bonds as originally stated in the bond indentures.” The Staff requests this sentence be revised in plain English so that a reasonable investor may understand.

Response to Comment 13

In accordance with the comment, the referenced disclosure has been revised to the following:

ETM municipal bonds in escrow funds have maturity schedules that match the regular debt-service requirements on the bonds as originally stated in the bond indentures.

Comment 14 – Fund Investments

The Staff notes the prospectus states, “The Fund may invest up to 100% of its net assets in Municipal Securities that pay interest that generates income subject to federal and state alternative minimum tax.” Please consider whether this should be disclosed in the summary strategy section.

Response to Comment 14

The prospectus has been revised in accordance with the comment.

Comment 15 – Fund Investments

The Staff notes the prospectus states, “The Fund’s investments in derivative instruments will be consistent with the Fund’s investment objectives and the 1940 Act and will not be used to seek to achieve a multiple or inverse multiple of an index.” Please clarify this sentence or remove if it is not needed.

Response to Comment 15

The referenced disclosure has been removed from the prospectus.

Comment 16 – Risks of Investing in the Fund

The “Credit Risk” in the section entitled “Risks of Investing in the Fund” states “high yield and comparable unrated debt securities.” If this is the first mention of “high yield” securities, please reference these as “junk bonds.”

Response to Comment 16

The first mention of high yield securities is in the section entitled “Principal Investment Strategies” where they are described as “junk bonds.”

Comment 17 – Risks of Investing in the Fund

The Staff notes that several of the non-principal risks in Item 9 are referenced in the section entitled “Principal Investment Strategies.” If these risks are not considered principal, please remove these references from the Principal Investment Strategies. Additionally, please confirm that for every principal investment strategy, there is a corresponding principal risk.

Response to Comment 17

The prospectus has been revised in accordance with the comment and the Fund confirms that for every principal investment strategy, there is a corresponding principal risk.

Comment 18 – Statement of Additional Information

The Staff notes that the Fund’s fundamental policy number (7) states the concentration restriction does not apply to “securities of other investment companies.” Please confirm that the Fund will look through to any underlying securities when determining concentrations.

Response to Comment 18

The Fund confirms that it will will look through to any underlying securities when determining concentrations, to the extent the Fund has sufficient information about such investments. Additionally, the following disclosure has been added to the SAI:

For purposes of applying restriction (7) above, to the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with the limitation set forth in number (7) above, to the extent the Fund has sufficient information about such investments.

Comment 19 – Statement of Additional Information

The Staff notes that the Fund states, “For purposes of applying restriction (7) above, Municipal Securities issued to finance a specific project, such as industrial development and private activity bonds, are not excluded from the Fund’s 25% industry concentration limit, as they are considered to be in the industry of the relevant project, consistent with the Fund’s non-fundamental policy in item (5) below.” Please remove the brackets around this sentence and reconcile the disclosure as there is no “item (5)” listed.

Response to Comment 19

The SAI has been revised in accordance with this comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren